

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 14, 2007

Mr. Jon S. Brumley
Chief Executive Officer
Encore Acquisition Company
777 Main Street, Suite 1400
Fort Worth, Texas 76102

Re: Encore Acquisition Company
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 1, 2007
        Form 10-Q for the quarter ended March 31, 2007
        Filed May 10, 2007
        Form 10-Q for the quarter ended June 30, 2007
        Filed August 9, 2007
        File No. 1-16295

Dear Mr. Brumley:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Anne Nguyen Parker
                                    Branch Chief